SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

BlackBerry Limited

(Name of Issuer)

Common Shares

(Title of Class of Securities)

09228F103

(CUSIP Number)

Paul Rivett

President

Fairfax Financial Holdings Limited

95 Wellington Street West, Suite 800

Toronto, Ontario, Canada, M5J 2N7

Telephone: (416) 367-4941

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

- With a copy to -

Jason R. Lehner

Shearman & Sterling LLP

Commerce Court West

199 Bay Street, Suite 4405

Toronto, Ontario M5L 1E8

Telephone (416) 360-8484

January 8, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09228F103	Page 2 of 107 Pages

1	Names of reporting person/I.R.S. Identification Nos. of Above Persons (Entities Only) V. PREM WATSA
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e). ☐
6	Citizenship or place of organization CANADIAN
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 101,983,700
	9	Sole dispositive power
	10	Shared dispositive power 101,983,700
11	Aggregate amount beneficially owned by each reporting person 101,983,700
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 17.7%
14	Type of reporting person IN

CUSIP No. 09228F103	Page 3 of 107 Pages

1	Names of reporting person/I.R.S. Identification Nos. of Above Persons (Entities Only) 1109519 ONTARIO LIMITED
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e). ☐
6	Citizenship or place of organization ONTARIO, CANADA
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 101,983,700
	9	Sole dispositive power
	10	Shared dispositive power 101,983,700
11	Aggregate amount beneficially owned by each reporting person 101,983,700
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 17.7%
14	Type of reporting person CO

CUSIP No. 09228F103	Page 4 of 107 Pages

1	Names of reporting person/I.R.S. Identification Nos. of Above Persons (Entities Only) THE SIXTY TWO INVESTMENT COMPANY LIMITED
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e). ☐
6	Citizenship or place of organization BRITISH COLUMBIA, CANADA
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 101,854,700
	9	Sole dispositive power
	10	Shared dispositive power 101,854,700
11	Aggregate amount beneficially owned by each reporting person 101,854,700
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 17.7%
14	Type of reporting person CO

CUSIP No. 09228F103	Page 5 of 107 Pages

1	Names of reporting person/I.R.S. Identification Nos. of Above Persons (Entities Only) 810679 ONTARIO LIMITED
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e). ☐
6	Citizenship or place of organization ONTARIO, CANADA
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 101,854,700
	9	Sole dispositive power
	10	Shared dispositive power 101,854,700
11	Aggregate amount beneficially owned by each reporting person 101,854,700
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 17.7%
14	Type of reporting person CO

CUSIP No. 09228F103	Page 6 of 107 Pages

1	Names of reporting person/I.R.S. Identification Nos. of Above Persons (Entities Only) FAIRFAX FINANCIAL HOLDINGS LIMITED
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e). ☐
6	Citizenship or place of organization CANADA
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 101,854,700
	9	Sole dispositive power
	10	Shared dispositive power 101,854,700
11	Aggregate amount beneficially owned by each reporting person 101,854,700
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 17.7%
14	Type of reporting person CO

CUSIP No. 09228F103	Page 7 of 107 Pages

1	Names of reporting person/I.R.S. Identification Nos. of Above Persons (Entities Only) UNITED STATES FIRE INSURANCE COMPANY
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e). ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 7,343,251
	9	Sole dispositive power
	10	Shared dispositive power 7,343,251
11	Aggregate amount beneficially owned by each reporting person 7,343,251
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 1.3%
14	Type of reporting person CO

CUSIP No. 09228F103	Page 8 of 107 Pages

1	Names of reporting person/I.R.S. Identification Nos. of Above Persons (Entities Only) TIG INSURANCE COMPANY
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e). ☐
6	Citizenship or place of organization CALIFORNIA
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 6,523,500
	9	Sole dispositive power
	10	Shared dispositive power 6,523,500
11	Aggregate amount beneficially owned by each reporting person 6,523,500
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 1.1%
14	Type of reporting person CO

CUSIP No. 09228F103	Page 9 of 107 Pages

1	Names of reporting person/I.R.S. Identification Nos. of Above Persons (Entities Only) GENERAL FIDELITY INSURANCE COMPANY
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e). ☐
6	Citizenship or place of organization SOUTH CAROLINA
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 1,952,400
	9	Sole dispositive power
	10	Shared dispositive power 1,952,400
11	Aggregate amount beneficially owned by each reporting person 1,952,400
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.3%
14	Type of reporting person CO

CUSIP No. 09228F103	Page 10 of 107 Pages

1	Names of reporting person/I.R.S. Identification Nos. of Above Persons (Entities Only) NORTHBRIDGE COMMERCIAL INSURANCE CORPORATION
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e). ☐
6	Citizenship or place of organization CANADA
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 1,134,800
	9	Sole dispositive power
	10	Shared dispositive power 1,134,800
11	Aggregate amount beneficially owned by each reporting person 1,134,800
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.2%
14	Type of reporting person CO

CUSIP No. 09228F103	Page 11 of 107 Pages

1	Names of reporting person/I.R.S. Identification Nos. of Above Persons (Entities Only) ODYSSEY REINSURANCE COMPANY
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e). ☐
6	Citizenship or place of organization CONNECTICUT
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 27,970,400
	9	Sole dispositive power
	10	Shared dispositive power 27,970,400
11	Aggregate amount beneficially owned by each reporting person 27,970,400
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 4.9%
14	Type of reporting person CO

CUSIP No. 09228F103	Page 12 of 107 Pages

1	Names of reporting person/I.R.S. Identification Nos. of Above Persons (Entities Only) ZENITH INSURANCE COMPANY
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e). ☐
6	Citizenship or place of organization CALIFORNIA
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 5,708,900
	9	Sole dispositive power
	10	Shared dispositive power 5,708,900
11	Aggregate amount beneficially owned by each reporting person 5,708,900
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 1.0%
14	Type of reporting person CO

CUSIP No. 09228F103	Page 13 of 107 Pages

1	Names of reporting person/I.R.S. Identification Nos. of Above Persons (Entities Only) NORTHBRIDGE GENERAL INSURANCE CORPORATION
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e). ☐
6	Citizenship or place of organization CANADA
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 5,337,100
	9	Sole dispositive power
	10	Shared dispositive power 5,337,100
11	Aggregate amount beneficially owned by each reporting person 5,337,100
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.9%
14	Type of reporting person CO

CUSIP No. 09228F103	Page 14 of 107 Pages

1	Names of reporting person/I.R.S. Identification Nos. of Above Persons (Entities Only) FEDERATED INSURANCE COMPANY OF CANADA
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e). ☐
6	Citizenship or place of organization CANADA
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 511,800
	9	Sole dispositive power
	10	Shared dispositive power 511,800
11	Aggregate amount beneficially owned by each reporting person 511,800
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.1%
14	Type of reporting person CO

CUSIP No. 09228F103	Page 15 of 107 Pages

1	Names of reporting person/I.R.S. Identification Nos. of Above Persons (Entities Only) NORTHBRIDGE INDEMNITY INSURANCE CORPORATION
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e). ☐
6	Citizenship or place of organization CANADA
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 1,273,600
	9	Sole dispositive power
	10	Shared dispositive power 1,273,600
11	Aggregate amount beneficially owned by each reporting person 1,273,600
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.2%
14	Type of reporting person CO

CUSIP No. 09228F103	Page 16 of 107 Pages

1	Names of reporting person/I.R.S. Identification Nos. of Above Persons (Entities Only) NORTHBRIDGE PERSONAL INSURANCE CORPORATION
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e). ☐
6	Citizenship or place of organization CANADA
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 907,900
	9	Sole dispositive power
	10	Shared dispositive power 907,900
11	Aggregate amount beneficially owned by each reporting person 907,900
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.2%
14	Type of reporting person CO

CUSIP No. 09228F103	Page 17 of 107 Pages

1	Names of reporting person/I.R.S. Identification Nos. of Above Persons (Entities Only) CLEARWATER INSURANCE COMPANY
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e). ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 3,313,649
	9	Sole dispositive power
	10	Shared dispositive power 3,313,649
11	Aggregate amount beneficially owned by each reporting person 3,313,649
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.6%
14	Type of reporting person CO

CUSIP No. 09228F103	Page 18 of 107 Pages

1	Names of reporting person/I.R.S. Identification Nos. of Above Persons (Entities Only) ZENITH INSURANCE COMPANY
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e). ☐
6	Citizenship or place of organization CANADA
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 297,700
	9	Sole dispositive power
	10	Shared dispositive power 297,700
11	Aggregate amount beneficially owned by each reporting person 297,700
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.1%
14	Type of reporting person CO

CUSIP No. 09228F103	Page 19 of 107 Pages

1	Names of reporting person/I.R.S. Identification Nos. of Above Persons (Entities Only) ADVENT UNDERWRITING LIMITED
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e). ☐
6	Citizenship or place of organization UNITED KINGDOM
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 2,560,000
	9	Sole dispositive power
	10	Shared dispositive power 2,560,000
11	Aggregate amount beneficially owned by each reporting person 2,560,000
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.4%
14	Type of reporting person CO

CUSIP No. 09228F103	Page 20 of 107 Pages

1	Names of reporting person/I.R.S. Identification Nos. of Above Persons (Entities Only) NEWLINE CORPORATE NAME LIMITED
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e). ☐
6	Citizenship or place of organization UNITED KINGDOM
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 1,451,577
	9	Sole dispositive power
	10	Shared dispositive power 1,451,577
11	Aggregate amount beneficially owned by each reporting person 1,451,577
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.3%
14	Type of reporting person CO

CUSIP No. 09228F103	Page 21 of 107 Pages

1	Names of reporting person/I.R.S. Identification Nos. of Above Persons (Entities Only) NEWLINE INSURANCE COMPANY LIMITED
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e). ☐
6	Citizenship or place of organization UNITED KINGDOM
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 102,880
	9	Sole dispositive power
	10	Shared dispositive power 102,880
11	Aggregate amount beneficially owned by each reporting person 102,880
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.1%
14	Type of reporting person CO

CUSIP No. 09228F103	Page 22 of 107 Pages

1	Names of reporting person/I.R.S. Identification Nos. of Above Persons (Entities Only) CLEARWATER SELECT INSURANCE COMPANY
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e). ☐
6	Citizenship or place of organization CONNECTICUT
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 1,000,000
	9	Sole dispositive power
	10	Shared dispositive power 1,000,000
11	Aggregate amount beneficially owned by each reporting person 1,000,000
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.2%
14	Type of reporting person CO

CUSIP No. 09228F103	Page 23 of 107 Pages

1	Names of reporting person/I.R.S. Identification Nos. of Above Persons (Entities Only) HUDSON INSURANCE COMPANY
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e). ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 600,000
	9	Sole dispositive power
	10	Shared dispositive power 600,000
11	Aggregate amount beneficially owned by each reporting person 600,000
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.1%
14	Type of reporting person CO

CUSIP No. 09228F103	Page 24 of 107 Pages

1	Names of reporting person/I.R.S. Identification Nos. of Above Persons (Entities Only) RIVERSTONE INSURANCE LIMITED
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e). ☐
6	Citizenship or place of organization UNITED KINGDOM
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 1,500,000
	9	Sole dispositive power
	10	Shared dispositive power 1,500,000
11	Aggregate amount beneficially owned by each reporting person 1,500,000
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.3%
14	Type of reporting person CO

CUSIP No. 09228F103	Page 25 of 107 Pages

1	Names of reporting person/I.R.S. Identification Nos. of Above Persons (Entities Only) RIVERSTONE INSURANCE (UK) LIMITED
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e). ☐
6	Citizenship or place of organization UNITED KINGDOM
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 500,000
	9	Sole dispositive power
	10	Shared dispositive power 500,000
11	Aggregate amount beneficially owned by each reporting person 500,000
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.1%
14	Type of reporting person CO

CUSIP No. 09228F103	Page 26 of 107 Pages

1	Names of reporting person/I.R.S. Identification Nos. of Above Persons (Entities Only) CRC REINSURANCE LIMITED
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e). ☐
6	Citizenship or place of organization BARBADOS
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 9,500,000
	9	Sole dispositive power
	10	Shared dispositive power 9,500,000
11	Aggregate amount beneficially owned by each reporting person 9,500,000
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 1.6%
14	Type of reporting person CO

CUSIP No. 09228F103	Page 27 of 107 Pages

1	Names of reporting person/I.R.S. Identification Nos. of Above Persons (Entities Only) THE NORTH RIVER INSURANCE COMPANY
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e). ☐
6	Citizenship or place of organization NEW JERSEY
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 2,500,000
	9	Sole dispositive power
	10	Shared dispositive power 2,500,000
11	Aggregate amount beneficially owned by each reporting person 2,500,000
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.4%
14	Type of reporting person CO

Explanatory note

Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) amends the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on July 23, 2012, as amended by Amendment No. 1 to Schedule 13D on September 23, 2013, Amendment No. 2 on November 7, 2013, Amendment No. 3 on November 8, 2013 and Amendment No. 4 on November 15, 2013 (as amended, the “Original Schedule 13D”, and, together with Amendment No. 2, Amendment No. 3, Amendment No. 4 and this Amendment No. 5, the “Schedule 13D”) by V. Prem Watsa, 1109519 Ontario Limited, The Sixty Two Investment Company Limited, 810679 Ontario Limited, Fairfax Financial Holdings Limited, United States Fire Insurance Company, The North River Insurance Company, TIG Insurance Company, General Fidelity Insurance Company, Northbridge Commercial Insurance Corporation, Odyssey Reinsurance Company, Clearwater Select Insurance Company, Hudson Insurance Company, Zenith Insurance Company, a California corporation, Northbridge General Insurance Corporation, Federated Insurance Company of Canada, Northbridge Indemnity Insurance Corporation, Northbridge Personal Insurance Corporation, Clearwater Insurance Company, Zenith Insurance Company, a Canadian corporation, Advent Underwriting Limited, Newline Corporate Name Limited, Newline Insurance Company Limited, RiverStone Insurance Limited, RiverStone Insurance (UK) Limited and CRC Reinsurance Limited (collectively, the “Reporting Persons”). Except as specifically amended by this Amendment No. 5, items in the Schedule 13D are unchanged. Capitalized terms used herein that are not defined herein have the meanings ascribed to them in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

“This statement is being jointly filed by the following persons:

1.	V. Prem Watsa, an individual, is a citizen of Canada and is the Chairman and Chief Executive Officer of Fairfax Financial Holdings Limited. Mr. Watsa’s business address is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;

2.	1109519 Ontario Limited (“1109519”), a corporation incorporated under the laws of Ontario, is controlled by V. Prem Watsa. The principal business of 1109519 is as an investment holding company. The principal business and principal office address of 1109519 is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;

3.	The Sixty Two Investment Company Limited (“Sixty Two”), a corporation incorporated under the laws of British Columbia, is controlled by V. Prem Watsa. The principal business of Sixty Two is as an investment holding company. The principal business and principal office address of Sixty Two is 1600 Cathedral Place, 925 West Georgia St., Vancouver, British Columbia, Canada, V6C 3L3;

4.	810679 Ontario Limited (“810679”), a corporation incorporated under the laws of Ontario, is controlled by V. Prem Watsa. The principal business of 810679 is as an investment holding company. The principal business and principal office address of 810679 is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;

5.	Fairfax Financial Holdings Limited (“Fairfax” and, together with its subsidiaries, the “Fairfax Group of Companies”), a corporation incorporated under the laws of Canada, is controlled by V. Prem Watsa. Fairfax is a financial services holding company. The principal business and principal office address of Fairfax is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;

6.	United States Fire Insurance Company (“US Fire”), a corporation incorporated under the laws of Delaware, is a wholly-owned subsidiary of Fairfax. The principal business of US Fire is property/casualty insurance. The principal business and principal office address of US Fire is 305 Madison Ave., Morristown, New Jersey 07962;

7.	The North River Insurance Company (“North River”), a corporation incorporated under the laws of New Jersey, is a wholly-owned subsidiary of Fairfax. The principal business of North River is insurance. The principal business address and principal office address of North River is 305 Madison Avenue, Morristown, New Jersey 07962;

8.	TIG Insurance Company (“TIG”), a corporation incorporated under the laws of California, is a wholly-owned subsidiary of Fairfax. The principal business of TIG is property/casualty insurance. The principal business and principal office address of TIG is 250 Commercial Street, Suite 5000, Manchester, NH 03101;

9.	General Fidelity Insurance Company (“General Fidelity”), a corporation incorporated under the laws of South Carolina, is a wholly-owned subsidiary of TIG. The principal business of General Fidelity is property/casualty insurance. The principal business address and principal office address of General Fidelity is 250 Commercial Street, Suite 5000, Manchester, New Hampshire 03101;

10.	Northbridge Commercial Insurance Corporation (formerly Markel Insurance Company of Canada) (“Northbridge Commercial”), a corporation incorporated under the laws of Canada, is a wholly-owned subsidiary of Fairfax. The principal business of Northbridge Commercial is property/casualty insurance. The principal business address and principal office address of Northbridge Commercial is 55 University Avenue, Suite 1500, Toronto, Ontario, Canada, M5J 2H7;

11.	Odyssey Reinsurance Company (“Odyssey Reinsurance”), a corporation incorporated under the laws of Connecticut, is a wholly-owned subsidiary of Fairfax. The principal business of Odyssey Reinsurance is reinsurance. The principal business and principal office address of Odyssey Reinsurance is 300 First Stamford Place, Stamford, Connecticut 06902;

12.	Clearwater Select Insurance Company (“Clearwater Select”), a corporation incorporated under the laws of Connecticut, is a wholly-owned subsidiary of Fairfax. The principal business of Clearwater Select is property/casualty Insurance. The principal business and principal office address of Clearwater Select is 300 First Stamford Place, Stamford, Connecticut 06902;

13.	Hudson Insurance Company (“Hudson”), a corporation incorporated under the laws of Delaware, is a wholly-owned subsidiary of Fairfax. The principal business of Hudson is property/casualty Insurance. The principal business and principal office address of Hudson is 100 William St. New York, New York 10038;

14.	Zenith Insurance Company (“Zenith”), a corporation incorporated under the laws of California, is a wholly-owned subsidiary of Fairfax. The principal business of Zenith is workers’ compensation insurance. The principal business and principal office address of Zenith is 21255 Califa Street, Woodland Hills, California 91367-5021;

15.	Northbridge General Insurance Corporation (formerly Lombard General Insurance Company of Canada) (“Northbridge General”), a corporation incorporated under the laws of Canada, is a wholly-owned subsidiary of Fairfax. The principal business of Northbridge General is property/casualty insurance. The principal business address and principal office address of Northbridge General is 105 Adelaide Street West, 3rd Floor, Toronto, Ontario, Canada M5H 1P9;

16.	Federated Insurance Company of Canada (“Federated”), a corporation incorporated under the laws of Canada, is a wholly-owned subsidiary of Fairfax. The principal business of Federated is property/casualty insurance. The principal business address and principal office address of Federated is 717 Portage Ave., Winnipeg, Manitoba, Canada, R3C 3C9;

17.	Northbridge Indemnity Insurance Corporation (formerly Commonwealth Insurance Company) (“Northbridge Indemnity”), a corporation incorporated under the laws of Canada, is a wholly-owned subsidiary of Fairfax. The principal business of Northbridge Indemnity is property/casualty insurance. The principal business address and principal office address of Northbridge Indemnity is 595 Burrard Street, Suite 1500, Box 49115 Bentall Tower III, Vancouver, British Columbia, Canada, V7X 1G4;

18.	Northbridge Personal Insurance Corporation (formerly Lombard Insurance Company) (“Northbridge Personal”), a corporation incorporated under the laws of Canada, is a wholly-owned subsidiary of Northbridge General. The principal business of Northbridge Personal is property/casualty insurance. The principal business address and principal office address of Northbridge Personal is 105 Adelaide Street West, 3rd Floor, Toronto, Ontario, Canada M5H 1P9;

19.	Clearwater Insurance Company (“Clearwater”), a corporation incorporated under the laws of Delaware, is a wholly-owned subsidiary of Fairfax. The principal business of Clearwater is reinsurance. The principal business and principal office address of Clearwater is 250 Commercial St., Suite 5000, Manchester, New Hampshire 03101;

20.	Zenith Insurance Company (“ZIC”), a corporation incorporated under the laws of Canada, is a wholly-owned subsidiary of Fairfax. The principal business of ZIC property and casualty insurance. The principal business address and principal office address of ZIC is 105 Adelaide Street West, 3rd Floor, Toronto, Ontario, Canada M5H 1P9;

21.	Advent Underwriting Limited (“Advent”), a corporation incorporated under the laws of the United Kingdom, is a wholly-owned subsidiary of Fairfax. The principal business of Advent is property and casualty insurance. The principal business address and principal office address of Advent is 2 Minster Court, Mincing Lane, London EC3R 7BB;

22.	Newline Corporate Name Limited (“Newline”), a corporation incorporated under the laws of the United Kingdom, is a wholly-owned subsidiary of Fairfax. The principal business of Newline is property and casualty insurance. The principal business address and principal office address of Newline is Suite 5/4, The London Underwriting Centre, 3 Minster Court, Mincing Lane, London EC3R 7DD;

23.	Newline Insurance Company Limited (“Newline Insurance”), a corporation incorporated under the laws of the United Kingdom, is a wholly-owned subsidiary of Fairfax. The principal business of Newline Insurance is property and casualty insurance. The principal business address and principal office address of Newline Insurance is Suite 5/4, The London Underwriting Centre, 3 Minster Court, Mincing Lane, London EC3R 7DD;

24.	RiverStone Insurance Limited (“RiverStone”), a corporation incorporated under the laws of the United Kingdom, is a wholly-owned subsidiary of Fairfax. The principal business of RiverStone is property, casualty and energy insurance. The principal business address and principal office address of RiverStone is 161-163 Preston Road, Brighton, East Sussex, BN1 6AU, England;

25.	RiverStone Insurance (UK) Limited (“RiverStone UK”), a corporation incorporated under the laws of the United Kingdom, is a wholly-owned subsidiary of Fairfax. The principal business of RiverStone UK is property, casualty and energy insurance. The principal business address and principal office address of RiverStone UK is 161-163 Preston Road, Brighton, East Sussex, BN1 6AU, England; and

26.	CRC Reinsurance Limited (“CRC”), a corporation incorporated under the laws of the Barbados, is a wholly-owned subsidiary of Fairfax. The principal business of CRC is property, casualty and energy insurance. The principal business address and principal office address of CRC is Pine Commercial Center, 12 Pine Commercial, The Pine, St. Michael, Barbados BB11103.

Neither the filing of this Schedule 13D nor the information contained herein shall be deemed to constitute an affirmation by V. Prem Watsa, 1109519, Sixty Two, 810679, Fairfax, US Fire, North River, TIG, General Fidelity, Northbridge Commercial, Odyssey Reinsurance, Clearwater Select, Hudson, Zenith, Northbridge General, Federated, Northbridge Indemnity, Northbridge Personal, Clearwater, ZIC, Advent, Newline, Newline Insurance, RiverStone, RiverStone UK, or CRC that it is the beneficial owner of the Shares referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

The name, present principal occupation or employment and name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each director and executive officer of each of the Reporting Persons is set forth in Annex A, B, C, D, E, F, G, H, I, J, K, L, M, N, O, P, Q, R, S, T, U, V, W, X or Y as the case may be, and such Annexes are incorporated herein by reference.

Pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, the Reporting Persons have agreed to file jointly one statement with respect to their ownership of the Shares.

During the last five years, none of the Reporting Persons, and, to the best of each such Reporting Person’s knowledge, none of the executive officers or directors of such Reporting Person have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.”

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

“The source of funds for the purchase of the Shares beneficially owned by the Reporting Persons was cash on hand from existing investment portfolios.”

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by inserting the following immediately prior to the last paragraph of Item 4 and by deleting in its entirety such last paragraph of Item 4:

“On December 24, 2013, 1109510 purchased 129,000 Shares in the open market at a price per share of U.S.$7.7071 per share. On December 30, 2013, US Fire transferred U.S.$25 million principal amount of Debentures to North River. On January 8, 2014, Fairfax exercised the option to purchase, through its subsidiaries, an additional U.S.$250 million principal amount of Debentures.

Under the terms of a subscription agreement with BlackBerry dated November 4, 2013, Fairfax agreed that until November 13, 2014 neither it nor its affiliates would beneficially own more than 19.9% or less than 9.9% of the outstanding Shares. The additional Debentures are being purchased for investment purposes. Fairfax intends to sell Shares over time in order to rebalance its ownership in BlackBerry, subject to the above-noted restrictions. In addition, subject to the above-noted restrictions, one or more entities within the Fairfax Group of Companies, including one or more of the Reporting Persons, may, depending upon price, market conditions, availability of funds, evaluation of alternative investments, the financial exposure of the Fairfax Group of Companies to BlackBerry and other factors, determine to purchase additional Shares, Debentures or other securities of BlackBerry, or sell Shares, Debentures or other securities of BlackBerry, in the open market or otherwise.”

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

“(a) Based on the most recent information available, the aggregate number and percentage of the Shares (the securities identified pursuant to Item 1 of this Schedule 13D) that are beneficially owned by each of the Reporting Persons is set forth in boxes 11 and 13 of the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.

(b) Except as described below, the numbers of Shares as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes 7, 8, 9 and 10, respectively, on the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.

To the best knowledge of the Reporting Persons, the following persons (being directors and/or officers of one or more of the Reporting Persons, as provided in the applicable Annexes to this Schedule 13D) beneficially own the following amounts of Shares and have sole voting power and sole dispositive power with respect to such Shares.

David Bonham	1,000

Nina L. Caroselli	300

Peter Clarke	436

Jane Gardner	269

Jean Cloutier	2,000

Richard Fabian	3,000

Timothy R. Price	4,000

Paul Rivett	2,000

Brandon W. Sweitzer	4,000

(c) Except as described herein, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person listed in Annex A, B, C, D, E, F, G, H, I, J, K, L, M, N, O, P, Q, R, S, T, U, V, W, X or Y beneficially owns, or has acquired or disposed of, any Shares during the last 60 days.

To the best knowledge of the Reporting Persons, the following Shares were purchased during the last 60 days:

Name	Date	Amount	Price Per Share

Steven Fomchenko	November 18, 2013	200	US$	6.400

To the best knowledge of the Reporting Persons, the following Shares were disposed of during the last 60 days:

Name	Date	Amount	Price Per Share

Steven Fomchenko	January 6, 2014	200	US$	7.900

Davidson Pattiz	December 9, 2013	9,900	US$	5.691

(d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Shares held by the Reporting Persons other than each of the Reporting Persons.

(e) Not applicable.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Item 4 is hereby incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits.

The following is filed herewith as an exhibit:

Ex. 7:	Joint filing agreement dated as of January 10, 2014 among V. Prem Watsa, 1109519 Ontario Limited, The Sixty Two Investment Company Limited, 810679 Ontario Limited, Fairfax Financial Holdings Limited, United States Fire Insurance Company, The North River Insurance Company, TIG Insurance Company, General Fidelity Insurance Company, Northbridge Commercial Insurance Corporation, Odyssey Reinsurance Company, Clearwater Select Insurance Company, Hudson Insurance Company, Zenith Insurance Company, a California corporation, Northbridge General Insurance Corporation, Federated Insurance Company of Canada, Northbridge Indemnity Insurance Corporation, Northbridge Personal Insurance Corporation, Clearwater Insurance Company, Zenith Insurance Company, a Canadian corporation, Advent Underwriting Limited, Newline Corporate Name Limited, Newline Insurance Company Limited, RiverStone Insurance Limited, RiverStone Insurance (UK) Limited and CRC Reinsurance Limited.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2014	V. Prem Watsa

/s/ V. Prem Watsa

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2014	1109519 Ontario Limited

	By:	/s/ V. Prem Watsa
		Name:	V. Prem Watsa
		Title:	President

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2014	The Sixty Two Investment Company Limited

	By:	/s/ V. Prem Watsa
		Name:	V. Prem Watsa
		Title:	President

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2014	810679 Ontario Limited

	By:	/s/ V. Prem Watsa
		Name:	V. Prem Watsa
		Title:	President

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2014	Fairfax Financial Holdings Limited

	By:	/s/ Paul Rivett
		Name:	Paul Rivett
		Title:	President

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2014	United States Fire Insurance Company

	By:	/s/ James V. Kraus
		Name:	James V. Kraus
		Title:	Senior Vice President, General Counsel and Secretary

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2014	The North River Insurance Company

	By:	/s/ James V. Kraus
		Name:	James V. Kraus
		Title:	Senior Vice President, General Counsel and Secretary

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2014	TIG Insurance Company

	By:	/s/ John J. Bator
		Name:	John J. Bator
		Title:	CFO, Treasurer and Sr. Vice President

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2014	General Fidelity Insurance Company

	By:	/s/ John J. Bator
		Name:	John J. Bator
		Title:	CFO, Treasurer and Sr. Vice President

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2014	Northbridge Commercial Insurance Corporation

	By:	/s/ Craig Pinnock
		Name:	Craig Pinnock
		Title:	CFO

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2014	Odyssey Reinsurance Company

	By:	/s/ Kirk Reische
		Name:	Kirk Reische
		Title:	Vice President

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2014	Clearwater Select Insurance Company

	By:	/s/ Kirk Reische
		Name:	Kirk Reische
		Title:	Vice President

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2014	Hudson Insurance Company

	By:	/s/ Kirk Reische
		Name:	Kirk Reische
		Title:	Vice President

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2014	Zenith Insurance Company, a Canadian corporation

	By:	/s/ Craig Pinnock
		Name:	Craig Pinnock
		Title:	CFO

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2014	Northbridge General Insurance Corporation

	By:	/s/ Craig Pinnock
		Name:	Craig Pinnock
		Title:	CFO

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2014	Federated Insurance Company of Canada

	By:	/s/ Craig Pinnock
		Name:	Craig Pinnock
		Title:	CFO

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2014	Northbridge Indemnity Insurance Corporation

	By:	/s/ Craig Pinnock
		Name:	Craig Pinnock
		Title:	CFO

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2014	Northbridge Personal Insurance Corporation

	By:	/s/ Craig Pinnock
		Name:	Craig Pinnock
		Title:	CFO

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2014	Clearwater Insurance Company

	By:	/s/ John J. Bator
		Name:	John J. Bator
		Title:	CFO, Treasurer and Sr. Vice President

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2014	Zenith Insurance Company, a California corporation

	By:	/s/ Michael Jansen
		Name:	Michael Jansen
		Title:	Executive Vice President and General Counsel

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2014	Advent Underwriting Limited

	By:	/s/ Neil Ewing
		Name:	Neil Ewing
		Title:	Company Secretary

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2014	Newline Corporate Name Limited

	By:	/s/ J. Richard F. Micklem
		Name:	J. Richard F. Micklem
		Title:	Director

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2014	Newline Insurance Company Limited

	By:	/s/ J. Richard F. Micklem
		Name:	J. Richard F. Micklem
		Title:	Director

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2014	RiverStone Insurance Limited

	By:	/s/ Lorna Hemsley
		Name:	Lorna Hemsley
		Title:	Finance Director

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2014	RiverStone Insurance (UK) Limited

	By:	/s/ Lorna Hemsley
		Name:	Lorna Hemsley
		Title:	Finance Director

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2014	CRC Reinsurance Limited

	By:	/s/ Janice Burke
		Name:	Janice Burke
		Title:	Vice President and General Manager

Annex Index

Annex	Description

A	Directors and Executive Officers of 1109519 Ontario Limited

B	Directors and Executive Officers of The Sixty Two Investment Company Limited

C	Directors and Executive Officers of 810679 Ontario Limited

D	Directors and Executive Officers of Fairfax Financial Holdings Limited

E	Directors and Executive Officers of United States Fire Insurance Company

F	Directors and Executive Officers of TIG Insurance Company

G	Directors and Executive Officers of General Fidelity Insurance Company

H	Directors and Executive Officers of Northbridge Commercial Insurance Corporation

I	Directors and Executive Officers of Odyssey Reinsurance Company

J	Directors and Executive Officers of Clearwater Select Insurance Company

K	Directors and Executive Officers of Hudson Insurance Company

L	Directors and Executive Officers of Zenith Insurance Company, a California corporation

M	Directors and Executive Officers of Northbridge General Insurance Corporation

N	Directors and Executive Officers of Federated Insurance Company of Canada

O	Directors and Executive Officers of Northbridge Indemnity Insurance Corporation

P	Directors and Executive Officers of Northbridge Personal Insurance Corporation

Q	Directors and Executive Officers of Clearwater Insurance Company

R	Directors and Executive Officers of Zenith Insurance Company, a Canadian corporation

S	Directors and Executive Officers of Advent Underwriting Limited

T	Directors and Executive Officers of Newline Corporate Name Limited

U	Directors and Executive Officers of Newline Insurance Company Limited

V	Directors and Executive Officers of RiverStone Insurance Limited

W	Directors and Executive Officers of RiverStone Insurance (UK) Limited

X	Directors and Executive Officers of CRC Reinsurance Limited

Y	Directors and Executive Officers of The North River Insurance Company

ANNEX A

DIRECTORS AND EXECUTIVE OFFICERS OF

1109519 ONTARIO LIMITED

The following table sets forth certain information with respect to the directors and executive officers of 1109519 Ontario Limited.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

V. Prem Watsa (President and Director)	Chairman and Chief Executive Officer, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canadian

Eric P. Salsberg (Assistant Secretary)	Vice President, Corporate Affairs, Fairfax Financial Holdings Limited	Canadian

ANNEX B

DIRECTORS AND EXECUTIVE OFFICERS OF

THE SIXTY TWO INVESTMENT COMPANY LIMITED

The following table sets forth certain information with respect to the directors and executive officers of The Sixty Two Investment Company Limited.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

V. Prem Watsa (President and Director)	Chairman and Chief Executive Officer, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canadian

Eric P. Salsberg (Assistant Secretary and Director)	Vice President, Corporate Affairs, Fairfax Financial Holdings Limited	Canadian

ANNEX C

DIRECTORS AND EXECUTIVE OFFICERS OF

810679 ONTARIO LIMITED

The following table sets forth certain information with respect to the directors and executive officers of 810679 Ontario Limited.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

V. Prem Watsa (President and Director)	Chairman and Chief Executive Officer, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canadian

Eric P. Salsberg (Assistant Secretary)	Vice President, Corporate Affairs, Fairfax Financial Holdings Limited	Canadian

ANNEX D

DIRECTORS AND EXECUTIVE OFFICERS OF

FAIRFAX FINANCIAL HOLDINGS LIMITED

The following table sets forth certain information with respect to the directors and executive officers of Fairfax Financial Holdings Limited.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

V. Prem Watsa (Chairman and Chief Executive Officer)	Chairman and Chief Executive Officer, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canadian

Anthony F. Griffiths (Director)	Independent Business Consultant Toronto, Ontario, Canada	Canadian

Robert J. Gunn (Director)	Independent Business Consultant Toronto, Ontario, Canada	Canadian

Brandon W. Sweitzer (Director)	Dean, School of Risk Management, Insurance and Actuarial Science St. John’s University 101 Murray Street, Suite 438 New York, New York 10007-2165	United States

Alan D. Horn (Director)	Chairman, Rogers Communications Inc. and President and Chief Executive Officer, Rogers Telecommunications Limited 333 Bloor Street East Toronto, Ontario, M4W 1G9	Canadian

John R. V. Palmer (Director)	Chairman of the Toronto Leadership Centre 65 Queen Street West, Suite 1240 Toronto, ON M5H 2M5	Canadian

Timothy R. Price (Director)	Chairman of Brookfield Funds Brookfield Asset Management Inc. Brookfield Place, Suite 300 181 Bay Street Toronto, ON M5J 2T3	Canadian

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

John Varnell (Vice President, Corporate Development)	Vice President, Corporate Development, Fairfax Financial Holdings Limited	Canadian

Eric P. Salsberg (Vice President, Corporate Affairs)	Vice President, Corporate Affairs, Fairfax Financial Holdings Limited	Canadian

Paul Rivett (President)	President, Chief Legal Officer Fairfax Financial Holdings Limited	Canadian

Bradley P. Martin (Vice President, Strategic Investments)	Vice President, Chief Operating Officer and Corporate Secretary, Fairfax Financial Holdings Limited	Canadian

David Bonham (Vice President and Chief Financial Officer)	Vice President and Chief Financial Officer, Fairfax Financial Holdings Limited	Canadian

Peter Clarke (Vice President and Chief Risk Officer)	Vice President and Chief Risk Officer, Fairfax Financial Holdings Limited	Canadian

Jean Cloutier (Vice President, International Operations)	Vice President, International Operations Fairfax Financial Holdings Limited	Canadian

ANNEX E

DIRECTORS AND EXECUTIVE OFFICERS OF

UNITED STATES FIRE INSURANCE COMPANY

The following table sets forth certain information with respect to the directors and executive officers of United States Fire Insurance Company.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Douglas M. Libby (President, Chief Executive Officer, Chairman and Director)	President and Chief Executive Officer, Crum & Forster Holdings Corp. and various other insurance subsidiaries, 305 Madison Avenue Morristown, NJ 07962	United States

Mary Jane Robertson (Executive Vice President, Chief Financial Officer, Treasurer and Director)	Executive Vice President, Chief Financial Officer and Treasurer, Crum & Forster Holdings Corp. and various other insurance subsidiaries 305 Madison Avenue Morristown, NJ 07962	United States

Stephen M. Mulready (Executive Vice President, Chief Operating Officer and Director)	Executive Vice President United States Fire Insurance Company 305 Madison Avenue Morristown, NJ 07962	United States

Marc J. Adee (Senior Vice President)	President Fairmont Specialty, a division of Crum & Forster 10350 Richmond Avenue, Suites 250/300 Houston, TX 77042	United States

Nicole E. Bennett-Smith (Senior Vice President & Chief Information Officer	Senior Vice President & Chief Information Officer United States Fire Insurance Company 305 Madison Avenue Morristown, NJ 07962	United States

Mark G. Brown (Senior Vice President)	Senior Vice President United States Fire Insurance Company 305 Madison Avenue Morristown, NJ 07962	United States

Albert Caradonio (Senior Vice President)	Senior Vice President United States Fire Insurance Company 305 Madison Avenue Morristown, NJ 07962	United States

Diana Cossetti (Senior Vice President)	Senior Vice President United States Fire Insurance Company 305 Madison Avenue Morristown, NJ 07962	United States

Stephen A. Eisenmann (Senior Vice President)	Senior Vice President United States Fire Insurance Company 305 Madison Avenue Morristown, NJ 07962	United States

Donald R. Fischer (Senior Vice President)	Senior Vice President United States Fire Insurance Company 305 Madison Avenue Morristown, NJ 07962	United States

Steven Fomchenko (Senior Vice President)	Senior Vice President United States Fire Insurance Company 305 Madison Avenue Morristown, NJ 07962	United States

David J. Ghezzi (Senior Vice President)	Senior Vice President United States Fire Insurance Company 305 Madison Avenue Morristown, NJ 07962	United States

James V. Kraus (Senior Vice President, General Counsel & Secretary)	Senior Vice President, General Counsel & Secretary United States Fire Insurance Company 305 Madison Avenue Morristown, NJ 07962	United States

Matthew W. Kunish (Senior Vice President)	Senior Vice President United States Fire Insurance Company 305 Madison Avenue Morristown, NJ 07962	United States

Keith McCarthy (Senior Vice President)	Senior Vice President Seneca Insurance Company, Inc. 160 Water Street New York, NY 10038	United States

Jack F. Reddy (Senior Vice President)	Senior Vice President United States Fire Insurance Company 305 Madison Avenue Morristown, NJ 07962	United States

Nathan J. Sambul (Senior Vice President)	Senior Vice President United States Fire Insurance Company 305 Madison Avenue Morristown, NJ 07962	United States

Mark A. Srygley (Senior Vice President)	Senior Vice President United States Fire Insurance Company 305 Madison Avenue Morristown, NJ 07962	United States

Chris I. Stormo (Senior Vice President)	Senior Vice President United States Fire Insurance Company 305 Madison Avenue Morristown, NJ 07962	United States

Ahmed K. Yaknour (Senior Vice President & Chief Technology Officer)	Senior Vice President United States Fire Insurance Company 305 Madison Avenue Morristown, NJ 07962	United States

ANNEX F

DIRECTORS AND EXECUTIVE OFFICERS OF

TIG INSURANCE COMPANY

The following table sets forth certain information with respect to the directors and executive officers of TIG Insurance Company.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Nicholas C. Bentley (Chairman, Chief Executive Officer, President and Director)	Manager, President and Chief Executive Officer, Riverstone Resources LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United Kingdom

Nina L. Caroselli (Senior Vice President and Director)	Senior Vice President, Riverstone Resources LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United States

John J. Bator (Senior Vice President, Chief Financial Officer, Treasurer and Director)	Senior Vice President, Chief Financial Officer and Treasurer, Riverstone Resources LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United States

Frank DeMaria (Senior Vice President and Director)	Senior Vice President, Riverstone Resources LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United States

Henry W. Edmiston (Senior Vice President)	Senior Vice President, Fairfax (US), Inc. 2850 Lake Vista Drive, Suite 150 Lewisville, TX 75067	United States

Richard J. Fabian (Senior Vice President, General Counsel and Director)	Senior Vice President and General Counsel, Riverstone Resources LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United States

James K. Kelly (Senior Vice President)	Senior Vice President, Riverstone Resources LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United States

ANNEX G

DIRECTORS AND EXECUTIVE OFFICERS OF

GENERAL FIDELITY INSURANCE COMPANY

The following table sets forth certain information with respect to the directors and executive officers of General Fidelity Insurance Company.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Nicholas C. Bentley (Chairman, Chief Executive Officer, President and Director)	Manager, President and Chief Executive Officer, Riverstone Resources LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United Kingdom

Nina L. Caroselli (Senior Vice President and Director)	Senior Vice President, Riverstone Resources LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United States

John J. Bator (Senior Vice President, Chief Financial Officer, Treasurer and Director)	Senior Vice President, Chief Financial Officer and Treasurer, Riverstone Resources LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United States

Richard J. Fabian (Senior Vice President, General Counsel and Director)	Senior Vice President and General Counsel, Riverstone Resources LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United States

James K. Kelly (Senior Vice President)	Senior Vice President, Riverstone Resources LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United States

Frank Demaria (Senior Vice President)	Senior Vice President, Riverstone Resources LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United States

Henry W. Edmiston (Senior Vice President)	Senior Vice President, Riverstone Resources LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United States

ANNEX H

DIRECTORS AND EXECUTIVE OFFICERS OF

NORTHBRIDGE COMMERCIAL INSURANCE CORPORATION

The following table sets forth certain information with respect to the directors and executive officers of Northbridge Commercial Insurance Corporation.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Silvy Wright (Chair of Board, and President & CEO)	President and Chief Executive Officer, Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Fabian Richenberger (Director, and President, Northbridge Insurance)	President, Northbridge Insurance Northbridge Financial Corporation 105 Adelaide Street West, 3rd Floor Toronto, Ontario M5H 1P9	Swiss

Craig Pinnock (Director, and Chief Financial Officer)	Chief Financial Officer, Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Bryan S. Smith (Director)	Independent Business Consultant and Corporate Director Toronto, Ontario, Canada	Canadian

Robert J. Gunn (Director)	Independent Business Consultant and Corporate Director Toronto, Ontario, Canada	Canadian

Robert S. Weiss (Director)	Independent Business Consultant and Corporate Director Toronto, Ontario, Canada	Canadian

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Lambert Morvan (Director and Chief Underwriting Officer)	Chief Underwriting Officer, Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Wayne Connelly (President, Federated Insurance)	President, Federated Insurance Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Lori McDougall (Executive Vice President, Corporate Innovation)	Executive Vice President, Corporate Innovation Northbridge Financial Corporation 105 Adelaide Street West, 3rd Floor Toronto, Ontario M5H 1P9	Canadian

Andrew Wood (Chief Information Officer)	Chief Underwriting Officer, Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

ANNEX I

DIRECTORS AND EXECUTIVE OFFICERS OF

ODYSSEY REINSURANCE COMPANY

The following table sets forth certain information with respect to the directors and executive officers of Odyssey Reinsurance Company.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Brian D. Young (Chairman of the Board of Directors, President and Chief Executive Officer)	President, Chief Executive Officer, and Director, Odyssey Re Holdings Corp. 300 First Stamford Place, Stamford, Connecticut 06902	United States

Michael G. Wacek (Executive Vice President, Chief Risk Officer and Director)	Executive Vice President, Odyssey Re Holdings Corp. 300 First Stamford Place, Stamford, Connecticut 06902	United States

Jan Christiansen (Executive Vice President and Director)	Executive Vice President and Chief Financial Officer, Odyssey Re Holdings Corp. 300 First Stamford Place, Stamford, Connecticut 06902	Denmark

James B. Salvesen (Senior Vice President and Chief Financial Officer)	Senior Vice President and Chief Financial Officer, Odyssey Reinsurance Company 300 First Stamford Place, Stamford, Connecticut 06902	United States

Peter H. Lovell (Senior Vice President, General Counsel and Corporate Secretary)	Senior Vice President, General Counsel and Corporate Secretary, Odyssey Re Holdings Corp. 300 First Stamford Place, Stamford, Connecticut 06902	United States

ANNEX J

DIRECTORS AND EXECUTIVE OFFICERS OF

CLEARWATER SELECT INSURANCE COMPANY

The following table sets forth certain information with respect to the directors and executive officers of Clearwater Select Insurance Company.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Brian D. Young (Chairman of the Board of Directors and Chief Executive Officer)	President, Chief Executive Officer, and Director, Odyssey Re Holdings Corp. 300 First Stamford Place, Stamford, Connecticut 06902	United States

Jan Christiansen (President and Director)	Executive Vice President and Chief Financial Officer, Odyssey Re Holdings Corp. 300 First Stamford Place, Stamford, Connecticut 06902	Denmark

Michael G. Wacek (Executive Vice President and Director)	Executive Vice President, Odyssey Re Holdings Corp. 300 First Stamford Place, Stamford, Connecticut 06902	United States

James B. Salvesen (Senior Vice President and Chief Financial Officer)	Senior Vice President and Chief Financial Officer, Odyssey Reinsurance Company 300 First Stamford Place, Stamford, Connecticut 06902	United States

Peter H. Lovell (Senior Vice President, General Counsel and Corporate Secretary)	Senior Vice President, General Counsel and Corporate Secretary, Odyssey Re Holdings Corp. 300 First Stamford Place, Stamford, Connecticut 06902	United States

Robert S. Bennett (Executive Vice President, Director and Chief Actuary)	Executive Vice President and Chief Actuary, Odyssey Reinsurance Company 300 First Stamford Place, Stamford, Connecticut 06902	United States

Christopher L. Gallagher (Executive Vice President and Director)	President and Chief Operating Officer, Hudson Insurance Company 100 William St. New York, New York 10038	United States

ANNEX K

DIRECTORS AND EXECUTIVE OFFICERS OF

HUDSON INSURANCE COMPANY

The following table sets forth certain information with respect to the directors and executive officers of Hudson Insurance Company.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Brian D. Young (Chief Executive Officer and Director)	President, Chief Executive Officer, and Director, Odyssey Re Holdings Corp. 300 First Stamford Place, Stamford, Connecticut 06902	United States

Christopher L. Gallagher (President and Chief Operating Officer)	President and Chief Operating Officer, Hudson Insurance Company 100 William St. New York, New York 10038	United States

Michael G. Wacek (Director)	Executive Vice President, Odyssey Re Holdings Corp. 300 First Stamford Place, Stamford, Connecticut 06902	United States

Jan Christiansen (Director and Executive Vice President)	Executive Vice President and Chief Financial Officer, Odyssey Re Holdings Corp. 300 First Stamford Place Stamford, Connecticut 06902	Denmark

Robert S. Bennett (Director, Executive Vice President and Chief Actuary)	Executive Vice President and Chief Actuary, Odyssey Reinsurance Company. 300 First Stamford Place, Stamford, Connecticut 06902	United States

Peter H. Lovell (Senior Vice President, General Counsel and Corporate Secretary)	Senior Vice President, General Counsel and Corporate Secretary, Odyssey Re Holdings Corp. 300 First Stamford Place, Stamford, Connecticut 06902	United States

John F. Verbich (Senior Vice President, and Chief Financial Officer)	Senior Vice President, and Chief Financial Officer, Hudson Insurance Company 100 William St. New York, New York 10038	United States

ANNEX L

DIRECTORS AND EXECUTIVE OFFICERS OF

ZENITH INSURANCE COMPANY, a California corporation

The following table sets forth certain information with respect to the directors and executive officers of Zenith Insurance Company.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Jack D. Miller (President and Chief Executive Officer and Director)	President and Chief Executive Officer Zenith Insurance Company 21255 Califa St. Woodland Hills, CA 91367	United States

Michael E. Jansen (Executive Vice President and General Counsel and Director)	Executive Vice President and General Counsel Zenith Insurance Company 21255 Califa St. Woodland Hills, CA 91367	United States

Kari L. Van Gundy (Executive Vice President, Chief Financial Officer and Treasurer and Director)	Executive Vice President, Chief Financial Officer and Treasurer Zenith Insurance Company 21255 Califa St. Woodland Hills, CA 91367	United States

Jason T. Clarke (Executive Vice President and Chief Actuary)	Executive Vice President and Chief Actuary Zenith Insurance Company 21255 Califa St. Woodland Hills, CA 91367	United States

Davidson M. Pattiz (Executive Vice President)	Executive Vice President of Claims Zenith Insurance Company 21255 Califa St. Woodland Hills, CA 91367	United States

Hyman J. Lee Jr. (Senior Vice President, Assistant General Counsel and Secretary)	Senior Vice President, Assistant General Counsel and Secretary Zenith Insurance Company 21255 Califa St. Woodland Hills, CA 91367	United States

ANNEX M

DIRECTORS AND EXECUTIVE OFFICERS OF

NORTHBRIDGE GENERAL INSURANCE CORPORATION

The following table sets forth certain information with respect to the directors and executive officers of Northbridge General Insurance Corporation.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Silvy Wright (Chair of Board, and President & CEO)	President and Chief Executive Officer, Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Fabian Richenberger (Director, and President, Northbridge Insurance)	President, Northbridge Insurance Northbridge Financial Corporation 105 Adelaide Street West, 3rd Floor Toronto, Ontario M5H 1P9	Swiss

Craig Pinnock (Director, and Chief Financial Officer)	Chief Financial Officer, Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Bryan S. Smith (Director)	Independent Business Consultant and Corporate Director Toronto, Ontario, Canada	Canadian

Robert J. Gunn (Director)	Independent Business Consultant and Corporate Director Toronto, Ontario, Canada	Canadian

Robert S. Weiss (Director)	Independent Business Consultant and Corporate Director Toronto, Ontario, Canada	Canadian

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Lambert Morvan (Director and Chief Underwriting Officer)	Chief Underwriting Officer, Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Wayne Connelly (President, Federated Insurance)	President, Federated Insurance Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Lori McDougall (Executive Vice President, Corporate Innovation)	Executive Vice President, Corporate Innovation Northbridge Financial Corporation 105 Adelaide Street West, 3rd Floor Toronto, Ontario M5H 1P9	Canadian

Andrew Wood (Chief Information Officer)	Chief Underwriting Officer, Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

ANNEX N

DIRECTORS AND EXECUTIVE OFFICERS OF

FEDERATED INSURANCE COMPANY OF CANADA

The following table sets forth certain information with respect to the directors and executive officers of Federated Insurance Company of Canada.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Silvy Wright (Chair of Board, and President & CEO)	President and Chief Executive Officer, Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Fabian Richenberger (Director, and President, Northbridge Insurance)	President, Northbridge Insurance Northbridge Financial Corporation 105 Adelaide Street West, 3rd Floor Toronto, Ontario M5H 1P9	Swiss

Craig Pinnock (Director, and Chief Financial Officer)	Chief Financial Officer, Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Bryan S. Smith (Director)	Independent Business Consultant and Corporate Director Toronto, Ontario, Canada	Canadian

Robert J. Gunn (Director)	Independent Business Consultant and Corporate Director Toronto, Ontario, Canada	Canadian

Robert S. Weiss (Director)	Independent Business Consultant and Corporate Director Toronto, Ontario, Canada	Canadian

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Lambert Morvan (Director and Chief Underwriting Officer)	Chief Underwriting Officer, Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Wayne Connelly (President, Federated Insurance)	President, Federated Insurance Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Lori McDougall (Executive Vice President, Corporate Innovation)	Executive Vice President, Corporate Innovation Northbridge Financial Corporation 105 Adelaide Street West, 3rd Floor Toronto, Ontario M5H 1P9	Canadian

Andrew Wood (Chief Information Officer)	Chief Underwriting Officer, Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

ANNEX O

DIRECTORS AND EXECUTIVE OFFICERS OF

NORTHBRIDGE INDEMNITY INSURANCE CORPORATION

The following table sets forth certain information with respect to the directors and executive officers of Northbridge Indemnity Insurance Corporation.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Silvy Wright (Chair of Board, and President & CEO)	President and Chief Executive Officer, Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Fabian Richenberger (Director, and President, Northbridge Insurance)	President, Northbridge Insurance Northbridge Financial Corporation 105 Adelaide Street West, 3rd Floor Toronto, Ontario M5H 1P9	Swiss

Craig Pinnock (Director, and Chief Financial Officer)	Chief Financial Officer, Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Bryan S. Smith (Director)	Independent Business Consultant and Corporate Director Toronto, Ontario, Canada	Canadian

Robert J. Gunn (Director)	Independent Business Consultant and Corporate Director Toronto, Ontario, Canada	Canadian

Robert S. Weiss (Director)	Independent Business Consultant and Corporate Director Toronto, Ontario, Canada	Canadian

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Lambert Morvan (Director and Chief Underwriting Officer)	Chief Underwriting Officer, Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Wayne Connelly (President, Federated Insurance)	President, Federated Insurance Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Lori McDougall (Executive Vice President, Corporate Innovation)	Executive Vice President, Corporate Innovation Northbridge Financial Corporation 105 Adelaide Street West, 3rd Floor Toronto, Ontario M5H 1P9	Canadian

Andrew Wood (Chief Information Officer)	Chief Underwriting Officer, Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

ANNEX P

DIRECTORS AND EXECUTIVE OFFICERS OF

NORTHBRIDGE PERSONAL INSURANCE CORPORATION

The following table sets forth certain information with respect to the directors and executive officers of Northbridge Personal Insurance Corporation.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Silvy Wright (Chair of Board, and President & CEO)	President and Chief Executive Officer, Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Fabian Richenberger (Director, and President, Northbridge Insurance)	President, Northbridge Insurance Northbridge Financial Corporation 105 Adelaide Street West, 3rd Floor Toronto, Ontario M5H 1P9	Swiss

Craig Pinnock (Director, and Chief Financial Officer)	Chief Financial Officer, Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Bryan S. Smith (Director)	Independent Business Consultant and Corporate Director Toronto, Ontario, Canada	Canadian

Robert J. Gunn (Director)	Independent Business Consultant and Corporate Director Toronto, Ontario, Canada	Canadian

Robert S. Weiss (Director)	Independent Business Consultant and Corporate Director Toronto, Ontario, Canada	Canadian

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Lambert Morvan (Director and Chief Underwriting Officer)	Chief Underwriting Officer, Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Wayne Connelly (President, Federated Insurance)	President, Federated Insurance Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Lori McDougall (Executive Vice President, Corporate Innovation)	Executive Vice President, Corporate Innovation Northbridge Financial Corporation 105 Adelaide Street West, 3rd Floor Toronto, Ontario M5H 1P9	Canadian

Andrew Wood (Chief Information Officer)	Chief Underwriting Officer, Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

ANNEX Q

DIRECTORS AND EXECUTIVE OFFICERS OF

CLEARWATER INSURANCE COMPANY

The following table sets forth certain information with respect to the directors and executive officers of Clearwater Insurance Company.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Nicholas C. Bentley (Director, President and Chief Executive Officer)	Manager, President and Chief Executive Officer, Riverstone Resources LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United Kingdom

John J. Bator (Director, Senior Vice President, Chief Financial Officer and Treasurer)	Senior Vice President, Chief Financial Officer and Treasurer, Riverstone Resources LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United States

Nina L. Caroselli (Director and Senior Vice President)	Senior Vice President, Riverstone Resources LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United States

Richard J. Fabian (Director, Senior Vice President and General Counsel)	Senior Vice President and General Counsel, Riverstone Resources LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United States

Jeffrey M. Rubin (Senior Vice President)	Senior Vice President, Odyssey Reinsurance Company 300 Stamford Place Stamford, CT 06902	United States

ANNEX R

DIRECTORS AND EXECUTIVE OFFICERS OF

ZENITH INSURANCE COMPANY, a Canadian corporation

The following table sets forth certain information with respect to the directors and executive officers of Zenith Insurance Company.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Silvy Wright (Chair of Board, and President & CEO)	President and Chief Executive Officer, Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Fabian Richenberger (Director, and President, Northbridge Insurance)	President, Northbridge Insurance Northbridge Financial Corporation 105 Adelaide Street West, 3rd Floor Toronto, Ontario M5H 1P9	Swiss

Craig Pinnock (Director, and Chief Financial Officer)	Chief Financial Officer, Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Bryan S. Smith (Director)	Independent Business Consultant and Corporate Director Toronto, Ontario, Canada	Canadian

Robert J. Gunn (Director)	Independent Business Consultant and Corporate Director Toronto, Ontario, Canada	Canadian

Robert S. Weiss (Director)	Independent Business Consultant and Corporate Director Toronto, Ontario, Canada	Canadian

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Lambert Morvan (Director and Chief Underwriting Officer)	Chief Underwriting Officer, Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Wayne Connelly (President, Federated Insurance)	President, Federated Insurance Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Lori McDougall (Executive Vice President, Corporate Innovation)	Executive Vice President, Corporate Innovation Northbridge Financial Corporation 105 Adelaide Street West, 3rd Floor Toronto, Ontario M5H 1P9	Canadian

Andrew Wood (Chief Information Officer)	Chief Underwriting Officer, Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

ANNEX S

DIRECTORS AND EXECUTIVE OFFICERS OF

ADVENT UNDERWRITING LIMITED

The following table sets forth certain information with respect to the directors and executive officers of Advent Underwriting Limited.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Nigel P. Fitzgerald (CEO & Director)	CEO & Director Advent Underwriting Limited No.2 Minster Court Mincing Lane London EC3R 7BB	United States

Trevor Ambridge (Director)	Director Advent Underwriting Limited No.2 Minster Court Mincing Lane London EC3R 7BB	Canadian

Philip Green (Finance Director)	Finance Director Advent Underwriting Limited No.2 Minster Court Mincing Lane London EC3R 7BB	United Kingdom

Ian Hewitt (Director)	Director Advent Underwriting Limited No.2 Minster Court Mincing Lane London EC3R 7BB	United Kingdom

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

William Beveridge (Director)	Director Advent Underwriting Limited No.2 Minster Court Mincing Lane London EC3R 7BB	United Kingdom

Peter Cresswell (Non Executive Chairman)	Non Executive Chairman Advent Underwriting Limited No.2 Minster Court Mincing Lane London EC3R 7BB	United Kingdom

Hugh Bohling (Non Executive Director)	Non Executive Director Advent Underwriting Limited No.2 Minster Court Mincing Lane London EC3R 7BB	United Kingdom

Jean Cloutier (Non Executive Director)	Non Executive Director Advent Underwriting Limited No.2 Minster Court Mincing Lane London EC3R 7BB	Canadian

ANNEX T

DIRECTORS AND EXECUTIVE OFFICERS OF

NEWLINE CORPORATE NAME LIMITED

The following table sets forth certain information with respect to the directors and executive officers of Newline Corporate Name Limited.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Michael G. Wacek (Director)	Executive Vice President, Odyssey Re Holdings Corp. 300 First Stamford Place, Stamford, Connecticut 06902	United States

Jan Christiansen (Director)	Executive Vice President and Chief Financial Officer, Odyssey Re Holdings Corp. 300 First Stamford Place, Stamford, Connecticut 06902	Denmark

Robert B. Kastner (Director and Head of Claims)	Director and Head of Claims Newline Underwriting Management Limited Suite 5/4, The London Underwriting Centre 3 Minster Court, Mincing Lane London EC3R 7DD	United Kingdom

J. Richard F. Micklem (Director and Chief Operating Officer)	Director and Chief Operating Officer Newline Underwriting Management Limited Suite 5/4, The London Underwriting Centre 3 Minster Court, Mincing Lane London EC3R 7DD	United Kingdom

ANNEX U

DIRECTORS AND EXECUTIVE OFFICERS OF

NEWLINE INSURANCE COMPANY LIMITED

The following table sets forth certain information with respect to the directors and executive officers of Newline Insurance Company Limited.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Carl A. Overy (Director and Chief Executive Officer)	Director and Chief Executive Officer Newline Underwriting Management Limited Suite 5/4, The London Underwriting Centre 3 Minster Court, Mincing Lane London EC3R 7DD	United Kingdom

Jan Christiansen (Director)	Executive Vice President and Chief Financial Officer, Odyssey Re Holdings Corp. 300 First Stamford Place, Stamford, Connecticut 06902	Denmark

Robert B. Kastner (Director and Head of Claims)	Director and Head of Claims Newline Underwriting Management Limited Suite 5/4, The London Underwriting Centre 3 Minster Court, Mincing Lane London EC3R 7DD	United Kingdom

J. Richard F. Micklem (Director and Chief Operating Officer)	Director and Chief Operating Officer Newline Underwriting Management Limited Suite 5/4, The London Underwriting Centre 3 Minster Court, Mincing Lane London EC3R 7DD	United Kingdom

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Philip T. Foley (Director and Chief Underwriting Officer)	Director and Chief Underwriting Officer Newline Underwriting Management Limited Suite 5/4, The London Underwriting Centre 3 Minster Court, Mincing Lane London EC3R 7DD	United Kingdom

Sonny Kapur (Director and Chief Financial Officer)	Director and Chief Financial Officer Newline Underwriting Management Limited Suite 5/4, The London Underwriting Centre 3 Minster Court, Mincing Lane London EC3R 7DD	United Kingdom

M. Scales (Non Executive Director)	Non Executive Director Newline Underwriting Management Limited Suite 5/4, The London Underwriting Centre 3 Minster Court, Mincing Lane London EC3R 7DD	United Kingdom

J.W.J Spencer (Non Executive Director)	Non Executive Director Newline Underwriting Management Limited Suite 5/4, The London Underwriting Centre 3 Minster Court, Mincing Lane London EC3R 7DD	United Kingdom

Michael G. Wacek (Non Executive Director)	Executive Vice President, Odyssey Re Holdings Corp. 300 First Stamford Place, Stamford, Connecticut 06902	United States

ANNEX V

DIRECTORS AND EXECUTIVE OFFICERS OF

RIVERSTONE INSURANCE LIMITED

The following table sets forth certain information with respect to the directors and executive officers of RiverStone Insurance Limited.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Nicholas C. Bentley (Chairman, Chief Executive Officer, President and Director)	Manager, President and Chief Executive Officer, Riverstone Resources LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United Kingdom

Luke Tanzer (Managing Director)	Insurance Executive Director Park Gate, 161-163 Preston Road Brighton BN1 6AU, England	Australian

Lorna Hemsley (Finance Director)	Accountant Park Gate, 161-163 Preston Road Brighton BN1 6AU, England	United Kingdom

John J. Bator (Chief Financial Officer)	Senior Vice President, Chief Financial Officer and Treasurer, Riverstone Resources LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United States

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Adrian Masterson (Director)	Company Director 57 Herbert Lane Dublin 2 Ireland	Ireland

Tom Riddell (Director)	Accountant 17 Crescent Gardens, Wimbledon Park London SW19 8AJ, England	United Kingdom

Anthony Keys (Director)	Company Director 63 Pont Street London SW1X 0BD, England	United Kingdom

Fraser Henry (Secretary)	Solicitor Park Gate, 161-163 Preston Road Brighton BN1 6AU, England	United Kingdom

ANNEX W

DIRECTORS AND EXECUTIVE OFFICERS OF

RIVERSTONE INSURANCE (UK) LIMITED

The following table sets forth certain information with respect to the directors and executive officers of RiverStone Insurance (UK) Limited.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Nicholas C. Bentley (Chairman, Chief Executive Officer, President and Director)	Manager, President and Chief Executive Officer, Riverstone Resources LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United Kingdom

Luke Tanzer (Managing Director)	Insurance Executive Director Park Gate, 161-163 Preston Road Brighton BN1 6AU, England	Australian

Lorna Hemsley (Finance Director)	Accountant Park Gate, 161-163 Preston Road Brighton BN1 6AU, England	United Kingdom

Anthony Keys (Director)	Company Director 63 Pont Street London SW1X 0BD, England	United Kingdom

Fraser Henry (Secretary)	Solicitor Park Gate, 161-163 Preston Road Brighton BN1 6AU, England	United Kingdom

ANNEX X

DIRECTORS AND EXECUTIVE OFFICERS OF

CRC REINSURANCE LIMITED

The following table sets forth certain information with respect to the directors and executive officers of CRC Reinsurance Limited.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Ronald Schokking (Director)	Vice President and Treasurer Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario M5J 2N7	Canadian

Jean Cloutier (Director)	Vice President and Chief Actuary, Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario M5J 2N7	Canadian

Lisl Lewis (Director)	Consultant Suite B, Port St. Charles St. Peter, Barbados BB26013	Barbados

Alister O’Brien Campbell (Director)	Director Wentworth Insurance Company Limited Pine Commercial Centre The Pine, St. Michael, Barbados B11103	Barbados

William Peter Douglas (Director)	Director Wentworth Insurance Company Limited Pine Commercial Centre The Pine, St. Michael, Barbados B11103	Barbados

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Janice Burke (Officer)	Vice President and General Manager Wentworth Insurance Company Limited Pine Commercial Centre The Pine, St. Michael, Barbados B11103	United States

ANNEX Y

DIRECTORS AND EXECUTIVE OFFICERS OF

THE NORTH RIVER INSURANCE COMPANY

The following table sets forth certain information with respect to the directors and executive officers of The North River Insurance Company.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Douglas M. Libby (President, Chief Executive Officer, Chairman and Director)	President and Chief Executive Officer, Crum & Forster Holdings Corp. and various other insurance subsidiaries, 305 Madison Avenue Morristown, NJ 07962	United States

Mary Jane Robertson (Executive Vice President, Chief Financial Officer, Treasurer and Director)	Executive Vice President, Chief Financial Officer and Treasurer, Crum & Forster Holdings Corp. and various other insurance subsidiaries, 305 Madison Avenue Morristown, NJ 07962	United States

Stephen M. Mulready (Executive Vice President, Chief Operating Officer and Director)	Executive Vice President United States Fire Insurance Company, 305 Madison Avenue Morristown, NJ 07962	United States

Marc J. Adee (Senior Vice President)	President Fairmont Specialty, a division of Crum & Forster 10350 Richmond Avenue, Suites 250/300 Houston, TX 77042	United States

Mark G. Brown (Senior Vice President)	Senior Vice President United States Fire Insurance Company 305 Madison Avenue Morristown, NJ 07962	United States

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Diana Cossetti (Senior Vice President)	Senior Vice President United States Fire Insurance Company 305 Madison Avenue Morristown, NJ 07962	United States

Stephen A. Eisenmann (Senior Vice President)	Senior Vice President United States Fire Insurance Company 305 Madison Avenue Morristown, NJ 07962	United States

Donald R. Fischer (Senior Vice President)	Senior Vice President United States Fire Insurance Company 305 Madison Avenue Morristown, NJ 07962	United States

Steven Fomchenko (Senior Vice President)	Senior Vice President United States Fire Insurance Company 305 Madison Avenue Morristown, NJ 07962	United States

David J. Ghezzi (Senior Vice President)	Senior Vice President United States Fire Insurance Company 305 Madison Avenue Morristown, NJ 07962	United States

James V. Kraus (Senior Vice President, General Counsel & Secretary)	Senior Vice President, General Counsel & Secretary United States Fire Insurance Company 305 Madison Avenue Morristown, NJ 07962	United States

Matthew W. Kunish (Senior Vice President)	Senior Vice President United States Fire Insurance Company 305 Madison Avenue Morristown, NJ 07962	United States

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Keith McCarthy (Senior Vice President)	Senior Vice President Seneca Insurance Company, Inc. 160 Water Street New York, NY 10038	United States

Mark A. Srygley (Senior Vice President)	Senior Vice President United States Fire Insurance Company 305 Madison Avenue Morristown, NJ 07962	United States

Nathan J. Sambul (Senior Vice President)	Senior Vice President United States Fire Insurance Company 305 Madison Avenue Morristown, NJ 07962	United States

Chris I. Stormo (Senior Vice President)	Senior Vice President United States Fire Insurance Company 305 Madison Avenue Morristown, NJ 07962	United States

Exhibit Index

Exhibit No.	Description

Ex. 7:	Joint filing agreement dated as of January 10, 2014 among V. Prem Watsa, 1109519 Ontario Limited, The Sixty Two Investment Company Limited, 810679 Ontario Limited, Fairfax Financial Holdings Limited, United States Fire Insurance Company, The North River Insurance Company, TIG Insurance Company, General Fidelity Insurance Company, Northbridge Commercial Insurance Corporation, Odyssey Reinsurance Company, Clearwater Select Insurance Company, Hudson Insurance Company, Zenith Insurance Company, a California corporation, Northbridge General Insurance Corporation, Federated Insurance Company of Canada, Northbridge Indemnity Insurance Corporation, Northbridge Personal Insurance Corporation, Clearwater Insurance Company, Zenith Insurance Company, a Canadian corporation, Advent Underwriting Limited, Newline Corporate Name Limited, Newline Insurance Company Limited, RiverStone Insurance Limited, RiverStone Insurance (UK) Limited and CRC Reinsurance Limited.